UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number: 001-39677

CUSIP Number: 212873103

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: June 30, 2024
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:       Not Applicable

PART I – REGISTRANT INFORMATION

CONX Corp.

Full Name of Registrant

Former Name if Applicable

5701 S. Santa Fe Dr.

Address of Principal Executive Office (Street and Number)

Littleton, CO 80120

City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

CONX Corp. (the “Company”) was unable, without unreasonable effort or expense, to file its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2024 (the “Quarterly Report”) by the prescribed due date for the reasons described below.

As disclosed by the Company in its Current Report on Form 8-K filed with the Securities and Exchange Commission (“SEC”) on May 7, 2024, the Company completed its previously announced purchase from EchoStar Real Estate Holding L.L.C., a subsidiary of EchoStar Corporation, of that certain commercial real estate property in Littleton, Colorado, comprising the corporate headquarters of DISH Wireless, for a purchase price of $26.75 million on May 1, 2024. This transaction will be referred to herein as the “Business Combination.”

The Quarterly Report will be the Company’s first periodic report that reflects the Business Combination. Due to the timing of the completion of the Business Combination and the associated accounting, including with respect to transactions that occurred in connection with the completion of the Business Combination, the Company requires additional time to complete the preparation of the unaudited condensed financial statements and have those financial statements reviewed by the Company’s independent public accounting firm. The Company is therefore unable to file the Quarterly Report within the prescribed time period without unreasonable effort or expense. The Company intends to file the Quarterly Report on or before August 19, 2024, the expiration of the extension period prescribed by Rule 12b-25. However, there can be no assurance that the Company will be able to file the Quarterly Report by the expiration of such extension period.

Cautionary Note Regarding Forward Looking Statements

This notification of late filing includes forward-looking statements. Forward-looking statements are statements that are not historical facts. Such forward-looking statements are subject to risks and uncertainties, which could cause actual results to differ from the forward-looking statements. These forward-looking statements and factors that may cause such differences include, without limitation, uncertainties relating to the timing for the completion of the preparation of the Quarterly Report and the preliminary financial results reported herein, and other risks and uncertainties indicated from time to time in filings with the SEC, including the section “Risk Factors” in the Company’s registration statement on Form S-1, as amended, filed with the SEC on May 29, 2024, and in reports the Company files with the SEC. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

	Kyle Jason Kiser	(303)	472-1542
	(Name)	(Area code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Quarterly Report will reflect the completion of the Business Combination. Therefore, results of operations have been impacted by the Business Combination and the associated accounting as of May 1, 2024. The Company estimates its loss from operations to be approximately $2.4 million for the three months ended June 30, 2024, as compared to $617,512 for the three months ended June 30, 2023. Operating loss for the three months ended June 30, 2024 is expected to include rental income of approximately $500,000, which was more than offset by general and administrative expenses of $2.9 million. These figures are preliminary and subject to change pending the filing of the Quarterly Report.

CONX Corp.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 14, 2024	By:	/s/ Kyle Jason Kiser
	Name:	Kyle Jason Kiser
	Title:	Chief Executive Officer